March 16, 2022

VIA EDGAR TRANSMISSION

Ms. Myra Moosariparambil

Mr. Raj Rajan
Division of Corporation Finance

Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	GOL Intelligent Airlines Inc. Form 20-F for the fiscal year ended December 31, 2020 Filed March 29, 2021

File No. 001-32221

Response to Staff Comment Letter dated February 11, 2022

Dear Ms. Moosariparambil and Mr. Rajan:

Reference is made to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) received by GOL Linhas Aéreas Inteligentes S.A. (“GOL Intelligent Airlines Inc.” or the “Company”) on February 11, 2022, regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 29, 2021 and amended on September 20, 2021 (the “2020 Form 20-F”). For your convenience, we have reproduced the Staff’s comment in italics and provided a response immediately below.

SEC Comment

Item 3. Key Information

A. Selected Financial Data

Reconciliation and Calculation of Certain Non-GAAP Measures, page 6

1.	We note your response to prior comment 1, including your revisions to the calculations of EBITDA and Adjusted EBITDA. We also note you have provided a revised explanatory note on financial results. Please provide the following:
•	Reconcile the revised explanatory note on financial results included in your response to the previous disclosure included in note 30 on page F-69 of the Form 20-F and explain the changes.
•	In footnote 3 to the table included in your response, you have disclosed that the interest line item is comprised of interest on financial investments, interest and costs on loans and financing and interest on leases. Clarify the components and related amounts that comprise the line items “Interest and costs on loans and financing” and “Interest on financial investments.” Explain what these amounts represent and why you believe these expenses should be classified as interest for purposes of calculating EBITDA.
•	Based on the financial results note 30 on page F-69 of the Form 20-F, it appears the interest on financial investments is comprised of the line item “Gains from financial investments” of $182,966 and the line item “Losses from financial investments” of $(65,403). If true, please explain to us the basis for classifying these gains and losses as interest in the line item “Interest on Financial Investments.”

•	Please revise your disclosure to include a footnote that identifies and quantifies the components included in the line item “Non-recurring results, net” in your calculation of Adjusted EBITDA.

Response to Comment

The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2021 on March 16, 2022 and in this annual report did not present any EBITDA or Adjusted EBITDA measures because the Company has discontinued presentation of these measures in its filings with the SEC. In the context of this decision, the Company did not revise explanatory note 29 to its financial statements. This explanatory note continues in line with the 2020 Form 20-F and applicable GAAP. To the extent the Company presents EBITDA or Adjusted EBITDA measures in future filings, it will do so in accordance with the Staff’s comments, it will revise explanatory note 29 as presented in the Company’s prior response to the Staff’s comment letter and it will revise its disclosure to include a footnote that identifies and quantifies the components included in the line item “Non-recurring results, net”.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg, the Company’s counsel, at +55 (11) 3927-7702 or me at +55 (11) 5098-7881.

Sincerely,

/s/ Richard F. Lark, Jr.

___________________________________
GOL Linhas Aéreas Inteligentes S.A.
By: Richard F. Lark, Jr.

Title: Chief Financial and Investor Relations Officer

cc: Tobias Stirnberg

Milbank LLP